Exhibit 21
Subsidiaries of Time Warner Cable Inc.
Time Warner Cable Inc. maintains over 100 subsidiaries. Set forth below are the names of certain controlled subsidiaries, at least 50% owned, directly or indirectly, of Time Warner Cable Inc. as of December 31, 2007, that own and operate cable television systems and/or provide VoIP or internet services. The names of various consolidated wholly owned subsidiaries that carry on the same line of business as Time Warner Cable Inc. have been omitted. None of the omitted subsidiaries, considered either alone or together with the other subsidiaries of its immediate parent, constitutes a significant subsidiary.

State or Other
Jurisdiction of
Name	Incorporation
Time Warner Cable Inc.	Delaware
Time Warner Cable LLC	Delaware
TWC Communications, LLC	Delaware
TW NY Cable Holding Inc.	Delaware (1)
Time Warner NY Cable LLC	Delaware (1)
Time Warner Entertainment Company, L.P.	Delaware
Erie Digital Phone, LLC	Delaware
Road Runner HoldCo LLC	Delaware
TWC Digital Phone LLC	Delaware
Time Warner Entertainment-Advance/Newhouse Partnership	New York (2)
Time Warner Cable Information Services (Missouri), LLC	Delaware
Time Warner Cable Information Services (South Carolina), LLC	Delaware
(1)     Less than 100% owned
(2)     Advance/Newhouse Partnership holds a minority general partnership interest representing a 100% economic interest only in cable systems held by a subsidiary of Time Warner Entertainment-Advance/Newhouse Partnership